SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOBSON COMMUNICATIONS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

12.25% Senior Exchangeable Preferred Stock

13% Senior Exchangeable Preferred Stock
(Title of Class of Securities)

256069303 (12.25% Senior Exchangeable Preferred Stock)
256072505 (13% Senior Exchangeable Preferred Stock)
(CUSIP Number of Class of Securities)

Bruce R. Knooihuizen
14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Paul W. Theiss, Esq. Bruce F. Perce, Esq. Mayer, Brown, Rowe & Maw LLP 190 South LaSalle Street Chicago, Illinois 60603 (312) 782-0600	Timothy J. Melton, Esq. Edward B. Winslow, Esq. Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601 (312) 782-3939

Amount Previously Paid: $19,532	Filing Party: Dobson Communications Corporation
Form or Registration No.: Form S-4 (No. 333-126247)	Date Filed: June 30, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third–party tender offer subject to Rule 14d–1.

☑	issuer tender offer subject to Rule 13e–4.

☐	going–private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO is filed with the Securities and Exchange Commission on August 23, 2005, by Dobson Communications Corporation, an Oklahoma corporation (the “Company”), and relates to an offer by the Company to exchange (the “Exchange Offer”) cash and shares of the Company’s Class A common stock (“Common Stock”) for up to 32,327 shares, or 70%, of the Company’s outstanding 12.25% Senior Exchangeable Preferred Stock (the “12.25% Preferred Stock”) and up to 135,029 shares, or 70%, of the Company’s 13% Senior Exchangeable Preferred Stock (the “13% Preferred Stock”, collectively with the 12.25% Preferred Stock, the “Preferred Stock”), subject to proration by series as described in the exchange offer prospectus (the “Original Prospectus”), as supplemented by the prospectus supplement dated August 15, 2005 (the “Prospectus Supplement” and together with the Original Prospectus, the “Prospectus”), and upon terms and subject to the conditions specified in the Prospectus. The Prospectus is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4 (SEC File No. 333-126247), relating to the shares of Common Stock to be issued to stockholders in the Exchange Offer (the “Registration Statement”).

     The information set forth in the Prospectus, including the exhibits thereto, and the accompanying Letters of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO, except that such information and the information in the Schedule TO filed by the Company on July 22, 2005, and Amendment No. 1 to the Schedule TO filed on August 16, 2005, is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     (b) Other Material Information.

     On August 22, 2005, the Company issued a press release announcing the final results of the exchange offer and consent solicitation, which expired at 12:00 Midnight, New York City time, on August 19, 2005. A copy of the press release is filed as Exhibit (a)(1) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)	Press Release, dated August 22, 2005

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ Ronald L. Ripley

Name:	Ronald L. Ripley
Title:	Senior Vice President and General Counsel
Date:	August 23, 2005

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
(a)(1)	Press Release, dated August 22, 2005

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